December 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549-3720

Attention:	David Lin Irene Paik Rolf Sundwall Mark Brunhofer

Re:	Coeptis Therapeutics Holdings, Inc.
Amendment No.3 to Registration Statement on Form S-4
Filed October 3, 2025
File No. 333-288329

Ladies and Gentlemen:

On behalf of our client, Coeptis Therapeutics Holdings, Inc. (“the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 4, 2025 (the “Comment Letter”), relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 submitted on October 3, 2025 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in italicized and bold type, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Estimated Purchase Price, page 39

1.        We note that you use the price of Coeptis stock on September 3, 2025 to value transaction consideration. Please update your pro forma accounting in Notes 2 and 3 of each subsequent amendment to be based on the stock price on the most recent practicable date as required by Rule 11-02(a)(6)(i)(A) of Regulation S-X.

RESPONSE:

We respectfully acknowledge the Staff’s comment. We have updated our pro forma accounting using the most recent quarterly financial information as well as a recent closing stock price in accordance with Rule 11-02(a)(6)(i)(A) of Regulation S-X.

Securities and Exchange Commission

December 10, 2025

Z Squared's Business

Master Services Agreement with Anchorage Digital, page 165

2.       We note your disclosure in this section, "This MSA will become effective at the Effective Time" (i.e., the effective time of the Merger). Please revise to reconcile such disclosure with the effective date set forth in the Master Custody Services Agreement (i.e., August 14, 2025). Also, please revise your disclosure regarding the term of the agreement to disclose the initial term and renewal term, as set forth therein.

RESPONSE:

We respectfully acknowledge the Staff’s comment. We have updated the disclosure regarding the Master Custody Services Agreement between Z Squared and Anchorage Digital to clarify that the custodian agreement became effective on August 14, 2025 for an initial period of one year and will automatically renew for a period of one year once the initial term expires. We further clarified that Z Squared will use Anchorage Digital’s services under the custodian agreement in full after Z Squared commences business operations following the effective date of the merger.

If you have questions with respect to the Revised Registration Statement or the responses set forth above, please direct the questions to me at (212) 655-3548 or dad@msf-law.com.

Sincerely,

/s/ Denis Dufresne Denis Dufresne, Esq.